                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-----------------------------------                                                                 --------------------------------
             FORM 4                                                                                           OMB APPROVAL
-----------------------------------                                                                 --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:           3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:     September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
                                                                                                    --------------------------------


1. Name and Address of Reporting Person *

Long                        Michael                    T.         ("Long")
   (Last)                   (First)                 (Middle)

c/o Brown Brothers Harriman & Co.
59 Wall Street
                            (Street)

New York                       NY                     10005
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Columbia/HCA Healthcare Corp. ("COL")


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

November 1997


5. If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                          10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------

-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 8-92)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                   Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                        Code            (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Warrants                                   $13.33(1)     12/1/97          S                       100,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/1/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/1/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/1/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/1/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/2/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/2/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/2/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/2/97          S                        50,000(2)     Immed.     3/31/98

Warrants                                   $13.33(1)     12/2/97          S                        50,000(2)     Immed.     3/31/98

--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  --------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock(3)           100,000            $30.00                          I            (4)

Common Stock(3)            50,000           $30.125                          I            (4)

Common Stock(3)            50,000           $30.250                          I            (4)

Common Stock(3)            50,000           $30.375                          I            (4)

Common Stock(3)            50,000           $30.250                          I            (4)

Common Stock(3)            50,000           $30.375                          I            (4)

Common Stock(3)            50,000          $30.3125                          I            (4)

Common Stock(3)            50,000           $30.250                          I            (4)

Common Stock(3)            50,000           $30.500                          I            (4)

Common Stock(3)            50,000           $30.750          0               I            (4)

---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) Subject to anti-dilution protection.

(2) Long is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of The 1818 Fund, L.P., and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.

(3) Par value $.01 per share.

(4) By The 1818 Fund, L.P. As of September 18, 1997, Long and Lawrence C. Tucker no longer had the voting power and investment power with respect to the securities of the issuer held by The 1818 Fund, L.P. On the same date BBH established "Chinese Wall" procedures with respect to (i) material non-public information Long may receive in his capacity as a director of the issuer and
(ii) information regarding the investment decisions of The 1818 Fund, L.P. with respect to securities of the issuer.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.




         /s/ T. Michael Long                                 1/9/98
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date